Ref.: File no. 82-4025






SEC MAIL PROCESSING
RECEIVED
AUG 12 2010
WASH, D.C.
211
SECTION

GLOBEX

SUPPL

INTERIM REPORT

SIX MONTHS ENDED JUNE 30, 2010
(UNAUDITED)

86, 14th Street, Rouyn-Noranda, Quebec J9X 2J1 CANADA
Telephone: (819) 797-5242 Fax.: (819) 797-1470
info@globexmining.com www.globexmining.com

STATEMENT CONCERNING THE INTERIM FINANCIAL STATEMENTS

Management has compiled the unaudited interim financial statements as of June 30, 2010 and 2009. The statements have not been audited or reviewed by the Company's auditors or any other firm of chartered accountants.

GLOBEX MINING ENTERPRISES INC.

Interim Consolidated Balance Sheets

As at June 30, 2010 and December 31, 2009

	2010 (Unaudited)	2009 (Audited)
Assets		
Current assets		
Cash and cash equivalents (note 5)	**$ 271,409**	$ -
Cash restricted for flow-through expenditures (note 5)	**1,473,002**	347,883
Marketable securities	**2,269,001**	2,936,343
Accounts receivable	**121,651**	215,621
Quebec refundable tax credit and mining duties	**230,888**	230,888
Prepaid expenses	**73,427**	34,031
	4,439,378	3,764,766
Reclamation bonds (note 6)	**126,839**	125,320
Properties and equipment (note 7)	**498,091**	516,505
Mineral properties	**2,920,080**	2,870,356
Deferred exploration expenses (note 8)	**8,830,493**	8,100,884
	16,814,881	15,377,831
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	**632,596**	577,276
	632,596	577,276
Future income and mining taxes (note 9)	**2,626,417**	2,723,441
Shareholders' equity		
Share capital		
Authorized: Unlimited common shares with no par value		
Issued and fully paid: 20,197,674 common shares		
(2009 - 19,215,074 common shares) (note 10)	**47,769,372**	45,900,953
Contributed surplus	**3,245,288**	3,004,037
Deficit	**(37,213,807)**	(36,553,355)
Accumulated other comprehensive income (loss) (note 11)	**(244,985)**	(274,521)
	(37,458,792)	(36,827,876)
	13,555,868	12,077,114
	16,814,881	15,377,831

Approved by the Board

"Jack Stoch"
Jack Stoch, Director

"Dianne Stoch"
Dianne Stoch, Director

GLOBEX MINING ENTERPRISES INC.

Interim Consolidated Statements of Operations and Comprehensive Income (loss)

Periods ended June 30, 2010 and 2009

	Three months		Six months	
(Unaudited)	**2010**	2009	**2010**	2009
Revenues				
Option income	**$300,000**	$ -	**$ 374,000**	$ -
Metal Royalty income	**33,600**	156,248	**33,600**	156,248
Gain (loss) on sale of marketable securities	**-**	84,227	**9,903**	96,784
Interest income	**8,736**	13,882	**17,568**	35,650
Other	**21,870**	2,708	**22,147**	3,412
	364,206	257,065	**457,218**	292,094
Expenses				
Administration	**202,910**	119,822	**380,512**	270,943
Professional fees and outside services	**157,482**	170,886	**352,338**	299,357
Amortization	**12,300**	14,431	**24,251**	28,565
Write-down of mineral properties and deferred exploration expenses	**63,501**	43,165	**109,216**	66,798
Loss (gain) on foreign exchange translation	**(1,502)**	22,802	**2,437**	23,276
Stock-based compensation (note 10)	**770**	3,855	**1,540**	7,710
Stock-based payments (note 10)	**93,246**	142,097	**257,641**	148,237
Other-than-temporary impairment on marketable security	**-**	-	**-**	118,374
	528,707	517,058	**1,127,935**	963,260
Earnings (loss) before income and mining taxes	**(164,501)**	(259,993)	**(670,717)**	(671,166)
Income and mining taxes				
Future	**(3,368)**	(38,535)	**(97,024)**	(161,818)
Net earnings (loss)	**(161,133)**	(221,458)	**(573,693)**	(509,348)
Net earnings (loss) per common share (note 12)				
Basic and diluted	**(0.01)**	(0.01)	**(0.03)**	(0.03)
Other comprehensive income (loss), net of taxes				
Changes in unrealized gains (loss) on available-for-sale marketable securities				
Unrealized gains (loss) gains arising during the period, net of taxes	**33,772**	216,884	**39,439**	169,921
Reclassification to earnings of losses or (gains) realized from available-for-sale marketable securities, net of taxes	**-**	(84,227)	**(9,903)**	(96,784)
Reclassification to earnings of other-than-temporary impairment on marketable securities	**-**	-	**-**	118,374
	33,772	132,657	**29,536**	191,511
Net earnings (loss)	**(161,133)**	(221,458)	**(573,693)**	(509,348)
Comprehensive income (loss)	**(127,361)**	(88,801)	**(544,157)**	(317,837)

GLOBEX MINING ENTERPRISES INC.

Interim Consolidated Statements of Contributed Surplus and Deficit

Periods ended June 30, 2010 and 2009

(Unaudited)	Three months 2010	Three months 2009	Six months 2010	Six months 2009
Contributed surplus				
Balance, beginning of period	**$ 3,151,272**	$ 2,809,447	**$ 3,004,037**	$ 2,799,452
Stock-based compensation costs (note 10)	**770**	3,855	**1,540**	7,710
Stock-based compensation payments (note 10)	**93,246**	142,097	**257,641**	148,237
Fair value of stock options exercised (note 10)	**-**	-	**(17,930)**	-
Balance, end of period	**3,245,288**	2,955,399	**3,245,288**	2,955,399
Deficit				
Balance, beginning of period	**$(36,965,915)**	$(35,437,858)	**$(36,553,355)**	$(35,149,968)
Net earnings (loss)	**(161,133)**	(221,458)	**(573,693)**	(509,348)
Share issue expenses	**(86,759)**	-	**(86,759)**	-
Balance, end of period	**(37,213,807)**	(35,659,316)	**(37,213,807)**	(35,659,316)

GLOBEX MINING ENTERPRISES INC.

Consolidated Statements of Cash Flows

Periods ended June 30, 2010 and 2009

(Unaudited)	Three months 2010	Three months 2009	Six months 2010	Six months 2009
Operating activities				
Net earnings (loss)	$ **(161,133)**	$ (221,458)	$ **(573,693)**	$ (509,348)
Items not affecting cash:				
Option income received in marketable securities (note 13)	-	-	**(14,000)**	-
Other-than-temporary impairment on marketable securities	-	-	-	118,374
Amortization of properties and	**12,300**	14,431	**24,251**	28,565
Foreign exchange rate variation on reclamation bond	**(5,449)**	10,507	**(1,519)**	5,236
Loss (gain) on sale of marketable	-	(84,227)	**(9,903)**	(96,784)
Write-down of mineral properties and deferred exploration expenses	**63,501**	43,165	**109,216**	66,798
Amortization of bonds premium	**1,152**	1,700	**2,292**	5,960
Future income and mining tax recovery	**(3,368)**	(38,535)	**(97,024)**	(161,818)
Stock-based compensation	**770**	3,855	**1,540**	7,710
Stock-based payments	**93,246**	142,097	**257,641**	148,237
	162,152	92,993	**272,494**	122,278
Changes in non-cash operating working capital items (note 13)	**(30,378)**	147,072	**109,894**	(154,629)
	(29,359)	18,607	**(191,305)**	(541,699)
Financing activities				
Issuance of share capital	**1,825,239**	-	**1,850,489**	-
Share capital issue expenses	**(86,759)**	-	**(86,759)**	-
	1,738,480	-	**1,763,730**	-
Investing activities				
Acquisition of properties and equipment	**(4,552)**	(3,966)	**(5,837)**	(7,516)
Deferred exploration expenses	**(528,132)**	(496,739)	**(838,825)**	(979,803)
Mineral properties acquisitions	**(23,066)**	(2,898)	**(49,724)**	(10,248)
Proceeds on sale of marketable securities	**250,000**	617,510	**767,573**	1,201,045
Acquisition of marketable securities	**(778)**	(768,515)	**(49,084)**	(901,098)
Cash restricted for flow-through expenditures variation	**(1,427,250)**	162,669	**(1,125,119)**	380,989
	(1,733,778)	(491,939)	**(1,301,016)**	(316,631)
Net decrease in cash and cash equivalents	**(24,657)**	(473,332)	**271,409**	(858,330)
Cash and cash equivalents, beginning of period	**296,066**	755,054	**-**	1,140,052
Cash and cash equivalents, end of period	**271,409**	281,722	**271,409**	281,722

Supplementary cash flow information (note 13)

Notes to the Consolidated Financial Statements

June 30, 2010 (Unaudited)

1. Description of the business

Globex Mining Enterprises Inc. ("Globex") is a Canadian exploration company with a North American portfolio of properties with gold, copper, zinc, silver, platinum, palladium, uranium, rare earth, nickel, magnesium and talc potential. Globex trades on the Toronto Stock Exchange under the symbol GMX, in Europe on the Frankfurt, Munich, Stuttgart, Berlin and Xetra exchanges under the symbol G1M and GLBXF on the OTCQX International, USA. The Company seeks to create shareholder value by acquiring mineral properties, enhancing them and either optioning, selling or joint venturing them or developing them to production.

The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposal thereof.

These financial statements have been prepared on a going-concern basis which contemplates that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. This assumption is based on the current net assets of the Company and management's current operating plans.

2. Basis of presentation

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same account principles and methods of application as used in the latest annual consolidated financial statements for the year ended December 31, 2009. These unaudited interim consolidated financial statements should be read in conjunction with the Company's audited annual consolidated financial statements and the accompanying notes included in the 2009 Annual Report.

3. Future accounting changes

International Financial Reporting Standards
The Accounting Standards Board of Canada ("AcSB") plans to converge Canadian GAAP for publicly accountable enterprises with International Financial Reporting Standards ("IFRS") over a transition period that will end effective January 1, 2011 with the adoption of IFRS. In October 2009, the AsSB reconfirmed that IFRS will be required in 2011 for publicly accountable profit-oriented enterprises. The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company will convert to these new standards according to the timetable set with these new rules.

The Company has completed a detailed assessment of the differences between Canadian GAAP and IFRS relevant to Globex. The initial assessment identified that changes were required to accounting systems and business processes mainly related to capitalization of exploration expenses and the need to test for impairment of mineral properties. The Company has prepared an internal set of financial statements and supporting notes and has also identified a number of additional disclosure items. Further training and development are ongoing for 2010.

Business combinations, consolidated financial statements and non-controlling interests
In January 2009, the CICA issued the following new Handbook sections: Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements and Section 1602, Non-Controlling Interests which replace Section 1581, Business Combinations and Section 1600, Consolidated Financial Statements. These new Sections will be applicable to financial statements relating to fiscal years beginning on or after January 1, 2011. Early adoption is permitted to the extent the three new Sections are adopted simultaneously. Together, the new Sections establish standards for the accounting for a business combination, the preparation of consolidated financial statements and the accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. The Company does not expect that the adoption of these new Sections will have a material impact on its consolidated financial statements.

4. Accounting policies

Principles of consolidation
The consolidated financial statements of Globex are prepared in accordance with Canadian generally accepted accounting principles. The consolidated financial statements include the accounts of the Company, Globex Nevada Inc. and World Wide Magnesium Corporation. In addition, the Company has a joint venture that is consolidated using proportionate consolidation. All significant intercompany transactions and balances have been eliminated on consolidation.

Translation of foreign currencies
Integrated foreign operation and accounts denominated in foreign currency are translated as follows: monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at average rates for the year except for amortization, which is translated at historical rates. Translation gains or losses are included in earnings.

Cash and cash equivalents
Cash and cash equivalents include cash funds, bank balances and short-term investments in money market instruments with an original term of less than three months.

Cash restricted for flow-through expenditures
Cash restricted for flow-through expenditures is composed of cash funds, bank balances and short-term investments in money market instruments with an original term of less than three months. The cash is restricted to pay prescribed resource expenditure in the province of Quebec.

Marketable securities
Marketable securities consist of investments in money market instruments with an original term of more than three months, but no longer than one year. Also included in marketable securities are the shares of public companies, which are not subject to any trading restrictions.

Quebec refundable tax credit and mining duties

The Company is entitled to a 35% refundable tax credit on qualified mining exploration expenses incurred in the province of Quebec. The Company is also entitled to a refund of mining duties of the lesser of 12% of qualified mining exploration or operating losses during the period, net of the refundable tax credit. The credits or refunds are recorded based on management's best estimates once the necessary information is available and management believes that the amounts are collectible. Refundable tax credits are offset against the exploration expenses incurred in the balance sheet and the mining duties refunds are recorded for as current mining taxes in the statement of operations.

Properties and equipment

Property and equipment are recorded at cost. Amortization is based on their estimated useful lives using the diminishing balance method and rates as follows:

Buildings	4%
Mining equipment, office equipment and vehicles	30%
Computer systems	30 - 100%

Mineral properties and deferred exploration expenses

The Company accounts for mineral properties and deferred exploration expenses in accordance with the CICA Handbook Section 3061, "Property, plant and equipment" ("CICA 3061"), and abstract EIC-174, "Mining Exploration Costs" ("EIC-174"). CICA 3061 provides for the capitalization of the acquisition and exploration expenses of a mineral property where such costs are considered to have the characteristics of property, plant and equipment. EIC-174 provides that a mining enterprise is not precluded from considering exploration expenses to have the characteristics of property, plant and equipment when it has not established resource reserves objectively and therefore does not have a basis for preparing a projection of the estimated future net cash flow from the property.

The Company capitalizes the acquisition costs of mineral properties and all direct costs relating to exploration on its mineral properties. These costs will be amortized over the estimated productive lives of the properties upon commencement of production using the unit-of-production method. Options or sales of mineral properties are accounted for by applying the proceeds from such sales to the carrying costs of the property and reducing costs to zero prior to recognizing any gain. Costs related to abandoned projects are written off. Mineral property interests, where future cash flows are not reasonably determinable, are evaluated for impairment based on results of exploration work, management's intentions and determination of the extent to which future exploration programs are warranted and likely to be funded. General exploration costs not related to specific properties and general administrative expenses are charged to operations in the year in which they are incurred.

Recovery of carrying value is dependent upon future commercial success or proceeds from disposition of the resource interests. It is reasonably possible, based on existing knowledge that changes in future conditions could require a change in the recognized amounts. Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry norms for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property may be subject to unregistered prior agreements or inadvertent non-compliance with regulatory requirements.

Goodwill and intangible assets

The Company follows the Canadian Institute of Chartered Accountants ("CICA") Section 3064, Goodwill and Intangible Assets, as well as the Accounting Guideline ("AcG") 11, Enterprises in the Development Stage. These standards establish guidance for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. In particular, the new standard sets out specific criteria for the recognition of intangible assets and clarifies the application of the concept of matching costs with revenues, so as to eliminate the practice of recognizing as assets items that do not meet the definition of an asset or satisfy the recognition criteria for an asset. The adoption of this section had no impact on the consolidated financial statements.

Impairment of long-lived assets

The Company follows the recommendations in CICA Handbook Section 3063 – "Impairment of Long-Lived Assets" and the CICA's emerging extract EIC-174 – "Mining Exploration Costs". Section 3063 requires that the Company review long-lived assets, including mineral properties for impairment. Long-lived assets are assessed for impairment when events and circumstances warrant an assessment. EIC-174 consensus is that a mining enterprise in the development stage is not obliged to conclude that capitalized costs have been impaired due to the absence of a projected estimated future net cash flow from the mining enterprise. Mineral properties in the exploration stage do not have established mineral reserves and a basis for the preparation of a projection of the estimated future net cash flow from the properties does not exist. However, a mining enterprise is required to consider the conditions in Section 3063 for impairment write-down. The conditions include significant unfavorable economic, legal, regulatory, environmental, political and other factors. In addition, management's development activities towards its planned principal operations are a key factor considered as part of the ongoing assessment of the recoverability of the carrying amount of mineral properties. Whenever events or changes in circumstances indicate that the carrying amount of a mineral property in the exploration stage may be impaired, capitalized costs are written down to the estimated recoverable amount.

Income taxes

The Company uses the asset and liability method in accounting for income taxes. Under this method, future income taxes are recognized for the future income tax consequences attributed to differences between the financial statement carrying values of assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the year of the rate change. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

Financial instruments

Financial assets and financial liabilities are initially recognized at fair value and their subsequent measurement is dependent on their classification as described below. Their classification depends on the purpose, for which the financial instruments were acquired or issued, their characteristics and the Company's designation of such instruments. Settlement date accounting is used.

Classification	
Cash and cash equivalents	Held for trading
Cash restricted for flow-through expenditures	Held for trading
Marketable securities	Available-for-sale
Accounts receivable	Loans and receivables
Reclamation bonds	Available-for-sale
Accounts payable and accrued liabilities	Other liabilities

The Company has adopted EIC-173 Credit risk and the fair value of financial assets and financial liabilities which requires that an entity's own credit risk (for financial liabilities) and the credit risk of the counterparty (for financial assets) should be taken into account in determing the fair value of financial assets and financial liabilities, including derivative instruments. The Company also follows CICA Section 3862, Financial instruments - Disclosures whereby an entity classifies and discloses fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy requires the following levels :

Level 1: valuation based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

Level 3: valuation techniques using inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value. The required disclosures are included in note 14.

Flow-through shares - tax benefits renounced
The resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through shares are renounced to investors in accordance with tax legislation. Under the liability method of accounting for income taxes, the future income taxes related to the temporary difference arising at the later of renunciation and when the qualifying expenditures are incurred, are recorded at that time together with a corresponding reduction to the carrying value of the shares issued.

Revenue recognition
Partial sales of mineral properties are accounted for by applying the proceeds from such sales/options to the carrying costs of the property and reducing these costs to zero prior to recognizing any gain. Realized gains or losses on marketable securities are recorded when sold. Interest income is recorded on the accrual basis. Shares received under option agreements are valued at fair value which is determined at quoted price if the shares are quoted in an active market and if the market for the shares is not active, fair value is established by using a valuation technique. Royalty income is recorded on an accrual basis.

Stock-based compensation and payments
The company uses the fair value method for stock options granted to directors, officers, employees and non-employees. Accordingly, the fair value of the options at the date of grant is charged to operations, with an offsetting credit to contributed surplus, over vesting periods. If and when the stock options are exercised, the applicable amounts of contributed surplus are transferred to capital stock.

Use of estimates
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Realization of assets

Realization of the Company's assets is subject to various risks including permitting, reserves estimation, metal prices and environmental factors.

5. Cash and cash equivalents and cash restricted for flow-through expenditures

		June 30, 2010		December 31, 2009
Cash and cash equivalents				
Bank balances	$	**271,409**	$	-
		271,409		-
Cash restricted for flow-through expenditures				
Bank balances	$	**1,473,002**	$	300,622
Guaranteed investment certificates		**-**		47,261
		1,473,002		347,883

Flow-through common shares require the Company to spend the proceeds of the issue on prescribed resource expenditures. If the Company does not incur the resource expenditures, then it will be required to indemnify these shareholders for any tax and other costs payable by them as a result of the Company not making the required resource expenditures. As at June 30, 2010, the Company's remaining commitment with respect to unspent resource expenditures under flow-through common share agreements was $1,473,002 (December 31, 2009 - $347,883).

6. Reclamation bonds

		June 30, 2010		December 31, 2009
Nova Scotia bond - Department of Natural Resources	$	**57,974**	$	57,974
Option reimbursement		**(50,000)**		(50,000)
Net Nova Scotia bond		**7,974**		7,974
Washington State bond - Department of Natural Resources		**118,865**		117,346
		126,839		125,320

Reclamation and environmental bonds were posted by the Company to secure clean-up expenses in the event of mine closure or property abandonment. An environmental bond, posted with the Nova Scotia Department of Natural Resources, the original cost of this bond, $50,000, was reimbursed to the Company as part of the now defunct Azure option agreement.

Reclamation bonds, posted at the request of Department of Natural Resources, Washington State, concern the Vulcan Mountain property located in Washington State, USA. The increase in value reflects the stronger U.S. dollar at the end of June 2010.

7. Properties and equipment

June 30, 2010	**Cost**	**Accumulated amortization**	**Net book value**
Land	**$ 116,730**	**$ -**	**$ 116,730**
Buildings	**298,382**	**29,309**	**269,073**
Mining equipment	**36,889**	**30,181**	**6,708**
Office equipment	**142,927**	**76,610**	**66,317**
Vehicles	**23,462**	**17,555**	**5,907**
Computer systems	**192,239**	**158,883**	**33,356**
	810,629	**312,538**	**498,091**

December 31, 2009	Cost	Accumulated amortization	Net book value
Land	$ 116,730	$ -	$ 116,730
Buildings	298,382	23,819	274,563
Mining equipment	36,889	28,997	7,892
Office equipment	140,857	69,395	71,462
Vehicles	23,462	16,512	6,950
Computer systems	188,472	149,564	38,908
	804,792	288,287	516,505

8. Deferred exploration expenses

The following table presents exploration expenses for the period ended June 30, 2010 and the year ended December 31, 2009:

	2010	2009
Balance - beginning of period	**$ 8,100,884**	$ 7,136,945
Current exploration expenses		
Consulting	**65,906**	188,229
Core shack and storage	**725**	4,780
Drilling	**60,996**	18,355
Environment	**2,895**	29,998
Equipment rental	**11,141**	3,051
Geology	**131,671**	246,563
Geophysics	**25,716**	156,935
Laboratory analysis	**205,244**	768,099
Labour	**152,314**	287,283
Line cutting	**60,368**	20,770
Mining property tax	**32,754**	68,241
Permits	**44**	14
Prospecting	**48,627**	42,645
Reports and maps	**3,440**	11,781
Sampling	**-**	16,760
Supplies	**741**	5,612
Surveying	**13,695**	6,189
Transport and road access	**22,548**	48,763
Total current exploration expenses	**838,825**	1,924,068
Exploration expenses written down	**(109,216)**	(912,314)
Quebec refundable tax credit expense (recovery)	**-**	(47,815)
	(109,216)	(960,129)
Current net deferred exploration expenses	**729,609**	963,939
Balance - end of period	**8,830,493**	8,100,884

9. Income and mining taxes

Future income taxes reflect the net tax effects on losses carried forward and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for tax purposes.

	June 30, 2010	December 31, 2009
Future tax assets		
Non-capital losses carried forward	$ 446,333	$ 375,907
Share issue expenses	64,111	43,106
Property and equipment	47,906	28,481
Marketable securities	363,882	367,200
Total gross future tax assets	922,232	814,694
Less valuation allowance	(363,882)	(366,744)
Net future tax assets	558,350	447,950
Future tax liabilities		
Mining properties and deferred exploration expenses	(3,184,767)	(3,171,391)
Total gross future tax liabilities	(3,184,767)	(3,171,391)
Net future tax liabilities	(2,626,417)	(2,723,441)

10. Share capital

Authorized and issued

Authorized, unlimited number of common shares, no par value

	June 30, 2010		December 31, 2009	
Balance, beginning of period	19,215,074	$ 45,900,953	18,338,074	$ 45,026,832
Stock options exercised	25,000	25,250	20,000	20,200
Transferred from contributed surplus	-	17,930	-	7,344
Private placement (i)	957,600	1,825,239	857,000	1,015,550
Tax benefits renounced - flow-through (ii)	-	-	-	(168,973)
Balance, end of period	20,197,674	47,769,372	19,215,074	45,900,953

(i) In May 2010, Globex issued 957,600 flow-through shares for a cash consideration of $1,825,239 before share issuance expenses. In July 2009, Globex issued 857,000 flow-through shares for a cash consideration of $1,015,550 before share issuance expenses. Jack Stoch, a significant shareholder of the Company, purchased 20,000 common shares (equal to 2.3% of the total number issued) and Dianne Stoch purchased 30,000 common shares (equal to 3.5% of the total number issued), both of whom are officers and directors of the Company.

(ii) In accordance with EIC-146, the Company recognizes the tax effect of flow-through shares issued when the Company files the renouncement documents with the tax authorities. The tax effect of flow-through shares issued in May 2010 amounts to $437,947 and will be recorded in the third quarter of 2010 (2009 - $168,973).

As at June 30, 2010, 36,100 (2009 - 36,100) common shares are held in escrow. These shares were issued as consideration for a property, which has since been abandoned, thus the shares will remain in escrow.

Shareholder rights plan

In 2008, the Company adopted a shareholder rights plan (the "Rights Plan"). The Rights Plan has been adopted to ensure the fair treatment of shareholders in connection with any take-over offer for the Company and is not intended to prevent take-over bids that treat shareholders fairly. The Rights Plan will also provide the Board with more time to fully consider any unsolicited take-over bid and to pursue, if appropriate, other alternatives to maximize shareholder value in the event of a takeover bid. The Rights Plan was not adopted in response to any proposal to acquire control of the Company. Under the Rights Plan, those bids that meet certain requirements intended to protect the interests of all shareholders are deemed to be Permitted Bids. Permitted Bids must be made by way of a take-over circular prepared in compliance with applicable securities laws and, among other conditions, must remain open for sixty days. In the event a take-over bid does not meet the Permitted Bid requirements of the Rights Plan, the rights will entitle shareholders, other than any shareholder or shareholders making the take-over bid, to purchase additional common shares of the Company at a substantial discount to the market value at the time. The Rights Plan was presented for ratification by the shareholders at Globex's 2008 Annual General Meeting held on May 2, 2008. The shareholders approved the Rights Plan and the plan has an initial term of three years.

Stock option plan

Under the Company's stock option plan (the "Plan"), the Board of Directors may from time-to-time grant stock options to directors, officers and employees of, and service providers to, the Company and its subsidiaries. Stock options granted under the Plan may have a term of up to ten years, as determined by the Board of Directors at the time of granting the stock options. Accordingly, 695,000 options may be granted in addition to the common share purchase options currently outstanding. Options are granted at an exercise price equal to or greater than the closing quoted market price of the common shares of the Company on the Toronto Stock Exchange for the day immediately preceding the grant date.

A summary of changes in Globex's stock options is presented below:

	June 30, 2010		December 31, 2009	
	Number of options	**Weighted average exercise price**	Number of options	Weighted average exercise price
Balance - beginning of period	**2,855,500**	**$ 1.17**	2,630,500	$ 1.17
Expired	**(100,000)**	**1.95**	(200,000)	4.25
Exercised	**(25,000)**	**1.01**	(20,000)	1.01
Granted - Directors and employees	**-**	**-**	35,000	0.97
Granted - Service providers	**325,000**	**1.25**	430,000	2.25
Cancelled	**(250,000)**	**3.10**	(20,000)	1.01
Balance - end of period	**2,805,500**	**0.93**	2,855,500	1.12
Options exercisable	**2,795,500**	**0.93**	2,835,500	1.12

The following table summarizes information about the stock options outstanding and exercisable as at June 30, 2010:

Range of prices	Number of options outstanding	Number of options outstanding and exercisable	Weighted average remaining contractual life (years)	Weighted average exercise price
$ 0.20	83,000	83,000	0.73	$ 0.20
0.25 - 0.34	1,100,000	1,100,000	1.29	0.32
0.75 - 0.88	510,000	510,000	5.23	0.79
1.00 - 1.65	910,000	900,000	3.93	1.14
1.95 - 5.00	202,500	202,500	5.34	3.94
	2,805,500	2,795,500	3.13	0.93

Stock-based compensation

The Company uses the fair value method for stock options granted to directors, officers, employees and non-employees. Accordingly, the fair value of the options at the date of grant is charged to operations, with an offsetting credit to contributed surplus, over vesting periods (which can vary from immediate vesting to 3 years). If and when the stock options are exercised, the applicable amounts of contributed surplus are transferred to capital stock. The Company granted 325,000 stock options to service providers in the first half of 2010 (June 30, 2009 - 235,000 options were granted). Globex uses the Black-Scholes model to estimate fair value using the following weighted average assumptions:

	June 30, 2010	June 30, 2009
Expected dividend yield	**nil**	nil
Expected stock price volatility	**78.4%**	76.4%
Risk free interest rate	**2.25%**	2.62%
Expected life	**4.85 years**	5 years
Weighted average fair value of granted options	**$0.79**	$0.70

During the first half of 2010, the total expense related to stock-based compensation costs and payments amounting to $259,181 has been recorded and presented seperatly in the statement of operations (2009 - $155,947).

11. Accumulated other comprehensive income (loss)

	June 30, 2010	December 31, 2009
Unrealized gains (losses) on available-for-sale marketable securities		
Balance, beginning of period	**$ (274,521)**	$ (528,704)
Net change during the period	**29,536**	254,183
Balance, end of period	**(244,985)**	(274,521)

12. Net earnings (loss) per common share

Basic earnings (loss) per common share is calculated by dividing the net earnings (loss) by the weighted average number of common shares outstanding during the year. Diluted earnings (loss) per common share is calculated by dividing the net earnings (loss) by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive securities had been issued during the year.

The following table sets forth the computation of basic and diluted loss per share:

	Three months		Six months	
	2010	2009	**2010**	2009
Numerator				
Net earnings (loss) for the year	**$ (161,133)**	$ (221,458)	**$ (573,693)**	$ (509,348)
Denominator				
Weighted average number of common shares - basic	**19,660,997**	18,338,074	**19,446,312**	18,338,074
Effect of dilutive shares (i)				
Stock options	-	-	-	-
Weighted average number of common shares - diluted	**19,660,997**	18,338,074	**19,446,312**	18,338,074
Basic and diluted net earnings (loss) per share	**$ (0.01)**	$ (0.01)	**$ (0.03)**	$ (0.03)

(i) The stock options are not included in the computation of diluted loss per share as their inclusion would be anti-dilutive.

13. Additional information to the cash flows statement

Changes in non-cash working capital items	**June 30, 2010**	June 30, 2009
Accounts receivable	**$ 93,970**	$ 297,783
Quebec refundable tax credit and mining duties	**-**	50,289
Prepaid expenses	**(39,396)**	746
Accounts payable and accrued liabilities	**55,320**	(503,447)
	109,894	(154,629)

Non-cash financing and investing activities	**June 30, 2010**	June 30, 2009
Disposal of mineral properties for marketable securities	**$ 14,000**	$ -
Transfer of contributed surplus to share capital on exercise of stock option	**17,930**	-
Quebec refundable tax credit and mining duties	**-**	183,073

14. Financial Instruments and risk management

Fair value of financial instruments

The carrying value of cash and cash equivalents, cash restricted for flow-through expenditures, reclamation bonds, accounts receivable, accounts payable and accrued liabilities approximate their fair values due to their immediate or short-term nature. The fair value of marketable securities is based on quoted market prices.

Fair value hierarchy

Financial instruments recorded at fair value on the Consolidated Balance Sheet are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1: valuation based on quoted prices (unadjusted) in active markets for identical assets or liabilities (see risk management below);

Level 2: valuation techniques based on inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

Level 3: valuation techniques using inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

The following table presents the financial instruments recorded at fair value in the Consolidated Balance Sheet, classified using the fair value hierarchy described above:

	Level 1	Level 2	Level 3	Total financial assets at fair value
Financial assets				
Cash and cash equivalents	$ 271,409	$ -	$ -	$ 271,409
Cash restricted for flow-through expenditures	1,473,002	-	-	1,473,002
Marketable securities	2,065,401	203,600	-	2,269,001
Reclamation bonds	-	126,839	-	126,839
Total financial assets	3,809,812	330,439	-	4,140,251

During the year, there has been no significant transfer of amounts between level 1 and level 2.

Risk management

The Company, through its financial assets and liabilities, has exposure to the following financial risks: credit risk, liquidity risk, foreign exchange risk, and interest rate risk. The following analysis provides a measurement of risks as at the balance sheet date of June 30, 2010.

As a result of continued volatile economic conditions precipitated by the credit crisis, at June 30, 2010, the Company had $2 million in financial instruments, fully guaranteed by the Canadian Government, classified as marketable securities and cash restricted for flow-through expenditures on the balance sheet. The Company's remaining cash restricted for flow-through expenditures is deposited with a Canadian banking institution, member of the Canadian Deposit Insurance Corporation (CDIC): CDIC, a federal Crown Corporation, insures deposits to a maximum of $100,000 per individual institution. In addition, the Company has invested $963,000 in a money market fund which is fully guaranteed by the Canadian Investors Protection Fund ("CIPF").

Credit risk

The Company does not believe it is subject to any significant concentration of credit risk. Cash and cash equivalents are in place with major financial institutions and corporations.

The maximum exposure to credit risk as at June 30, 2010 and December 31, 2009 was:

	2010	2009
Cash and cash equivalents	$ **271,409**	$ -
Cash restricted for flow-through expenditures	**1,473,002**	347,883
Accounts receivable	**121,651**	215,621
	1,866,062	563,504

Accounts receivable is mainly made up of taxes receivable from government authorities. As the government receivables arise from legislative measures they do not represent a high credit risk.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage, as outlined in note 15 "Capital Disclosures". It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves the Company's operating and capital budgets, as well as any material transactions out of the ordinary course of business. The Company has financed its exploration and mining activities through flow-through shares, operating cash flows and the utilization of its liquidity reserves.

Contractual maturities of financial liabilities are all under one year.

Foreign exchange risk

As at June 30, 2010, the Company has US$1,976 in cash (December 31, 2009 - $6,587). The Company estimates that the impact on earnings of a one percent increase or decrease in the US exchange rate would be insignificant.

Interest rate risk

The Company is not exposed to a significant interest rate risk as the Company has no credit facility.

The large majority of the cash and cash equivalents and cash restricted for flow-through expenditures is invested in Canadian dollar denominated short term instruments with fixed interest rates.

Only the interest revenue arising from the balance of operating cash accounts is therefore subject to interest rate fluctuations.

Based on the balances outstanding during the year ended June 30, 2010, a 1% increase or decrease in the interest rate index would have no significant impact on earnings before income taxes.

15. Capital Disclosure

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure for its projects for the benefit of stakeholders. As the Company, is a Canadian exploration company, its principal source of funds is from the issuance of common and flow-through shares and exploration tax credits as well as managing cash and cash equivalents, cash restricted for flow-through expenditures, marketable securities and accounts receivable. In the management of capital, the Company includes the components of shareholders' equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, enter into joint venture property arrangements or dispose of properties. The Company's investment policy is to invest its cash in highly liquid short-term interest-bearing investments, selected with regards to the expected timing of expenditures from continuing operations. The Company expects its current capital resources will be sufficient to carry its exploration and development plans and operations though its current operating period. The Company is currently not subject to externally imposed capital requirements.

The Company monitors capital on the basis of surplus to equity. The components of the surplus are outlined below:

	June 30, 2010	December 31, 2009
Cash and cash equivalents	**$ 271,409**	$ -
Cash restricted for flow-through expenditures (note 5)	**1,473,002**	347,883
Marketable securities - term deposits and treasury bonds	**2,065,400**	2,757,864
Accounts receivable	**121,651**	215,621
Quebec refundable tax credits and mining duties	**230,888**	230,888
	4,162,350	3,552,256
Exploration expenditure obligations	**(1,473,002)**	(347,883)
Surplus	**2,689,348**	3,204,373
Shareholders' equity	**13,555,868**	12,077,114

16. Related party transactions

The Company made the payments described below to two shareholders, both of whom are officers and directors of the Company, and to a company controlled by a shareholder. A summary of related party transactions including all remuneration paid out for services provided follows:

	June 30, 2010	June 30, 2009
Compensation - Jack Stoch, President and CEO	**$ 79,998**	$ 79,998
Compensation - Dianne Stoch, Corporate Secretary	**60,000**	60,000
	139,998	139,998

Other related party transactions are disclosed elsewhere in these consolidated financial statements (Share Capital, Authorized and issued (note 10(i)).

All transactions are in the normal course of operations and are measured at the exchange value, that is, the amount of consideration established and agreed to by the related parties which approximates the arm's length equivalent value and do not include any mark-up.

17. Comparative consolidated financial statements

Certain comparative figures have been reclassified to conform to the presentation adopted in 2010.


SEC MAIL
RECEIVED
PROCESSING

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATION

I, Jack Stoch, President and Chief Executive Officer of Globex Mining Enterprises Inc., certify the following:

1. **Review:** I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of ***Globex Mining Enterprises Inc.,*** (the "issuer") for the interim period ended **June 30, 2010.**

2. **No misrepresentations:** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. **Fair presentation:** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. **Responsibility:** The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, for the issuer.

5. **Design:** Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer and I have, as at the end of the period covered by the interim filings

   (a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

      (i) material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

      (ii) information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

   (b) designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1 **Control framework:** The control framework the issuer's other certifying officer and I used to design the issuer's ICFR is Internal Control over Financial Reporting – Guidance for Smaller Public Companies published by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2 **N/A**

5.3 **N/A**

6. **Reporting changes in ICFR:** The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on April 1, 2010 and ended on **June 30, 2010** that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: **August 4, 2010**

"Jack Stoch"
Jack Stoch
President and Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

FULL CERTIFICATION

I, James Wilson, Chief Financial Officer and Treasurer of Globex Mining Enterprises Inc., certify the following:

1. **Review:** I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of ***Globex Mining Enterprises Inc.,*** (the "issuer") for the interim period ended **June 30, 2010.**

2. **No misrepresentations:** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. **Fair presentation:** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. **Responsibility:** The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, for the issuer.

5. **Design:** Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer and I have, as at the end of the period covered by the interim filings

   (a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

   (i) material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

   (ii) information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

   (b) designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1 **Control framework:** The control framework the issuer's other certifying officer and I used to design the issuer's ICFR is Internal Control over Financial Reporting – Guidance for Smaller Public Companies published by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2 **N/A**

5.3 **N/A**

6. **Reporting changes in ICFR:** The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on **April 1, 2010** and ended on **June 30, 2010** that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: **August 4, 2010**

"James Wilson"
James Wilson
Chief Financial Officer and Treasurer